# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMode Ltd., CIK 0001742692
CUSIP: M5425M103
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Address of issuer's principal executive offices: Travor Bldg, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Date of event which requires filing of this statement: 07/08/2026
Filed by CIK 0001803068
Persons authorized to receive notices and communications: Albert W. Vanderlaan, 222 Berkeley Street, #2000, Boston, Massachusetts (MA), 02116, 1-617-880-2219

## Reporting persons
- Moshe Mizrahy (CIK 0001803068): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 4,299,226; shared voting power 0; sole dispositive power 4,299,226; shared dispositive power 0; aggregate amount beneficially owned 4,299,226 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Name of issuer: InMode Ltd.
Address of issuer's principal executive offices: Travor Bldg, Sha'ar Yokneam, Yokneam, Israel (L3), 2069206
Comment:
This Amendment No. 5 to the Schedule 13D filed by the undersigned on January 16, 2025, as amended by Amendment No.1 thereto filed on March 13, 2025, Amendment No. 2 thereto filed on March 9, 2026, Amendment No. 3 thereto filed on April 9, 2026 and Amendment No. 4 thereto filed on June 24, 2026 (as amended, the "Schedule 13D"), is hereby filed to update certain information with respect to the beneficial ownership of ordinary shares, par value NIS $0.01 per ordinary share (the "Ordinary Shares" and the Ordinary Shares owned by the Reporting Person, the "Shares") of InMode Ltd., an Israeli company (the "Issuer"), by Moshe Mizrahy (the "Reporting Person").
This Amendment No. 5 is being filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:
On July 8, 2026, M.N. Business Strategy delivered a letter to the issuer extending the expiration date for the proposal to September, 15, 2026 (see Exhibit 99.2).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.2 Proposal Extension Delivered to Issuer on July 8, 2026.

## Signatures
- Moshe Mizrahy: /s/Moshe Mizrahy, Moshe Mizrahy/ CEO (07/08/2026)